
10016249

AFRICAN DEVELOPMENT BANK


BANQUE AFRICAINE DE DÉVELOPPEMENT
AFRICAN DEVELOPMENT BANK

Ref: FTRY/LET/2010/06/001
Date: 23 AUG 2010

Mr. Paul DUDEK
Chief, Office of International Finance
United States Securities and Exchange Commission
File Desk / Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Dear Sir,

African Development Bank, File No. 83-4,
Regulation AFDB, Sections 288.2(a) and 288.4(a), (b) and (c)

In accordance with Sections 288.2(a) and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), we transmit herewith, for filing with the United States Securities and Exchange Commission, two copies of the periodic report of the African Development Bank for the quarter ended 30 June 2010, which includes, among other things, the African Development Bank's regular quarterly financial statements for such quarter.

Yours faithfully,

/for Pierre Van Peteghem
Treasurer

AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2(a) and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C 20549
PERIODIC REPORT

Pursuant to Sections 288.2(a) and 288.4 (a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 JUNE 2010
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
TUNIS, TUNISIA

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

The Bank borrowed the following amounts:

DESCRIPTION	TYPE OF TRANSACTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT IN CURRENCY	CALL DATE	Dealer
ZAR 1.7 Billion Uridashi due 2015	Borrowing	26-Apr-2010	10-May-2010	19-May-2015	ZAR 1,217,200,000		Daiwa SMBC Europe
AUD 88.9 million Uridashi, Clean Energy Bond due 2013	Borrowing	18-May-2010	27-May-2010	27-Nov-2013	AUD 88,900,000		Mizuho Inter. Plc
NZD 47.8 million Uridashi, Clean Energy Bond due 2013	Borrowing	18-May-2010	27-May-2010	27-Nov-2013	NZD 47,800,000		Mizuho Inter. Plc
BRL 24 million Uridashi, Clean Energy bond due 2017	Borrowing	21-Jun-2010	28-Jul-2010	28-Jul-2017	BRL 14,304,000		HSBC
ECP	Commercial Paper	21-Apr-2010	23-Apr-10	23-Jun-10	USD 30,000,000		Goldman sachs
ECP	Commercial Paper	27-May-2010	31-May-10	01-Aug-10	USD 72,000,000		UBS
ECP	Commercial Paper	26-May-10	28-May-10	30-Aug-10	USD 15,000,000		CITI
ECP	Commercial Paper	25-May-10	27-May-10	30-Jun-10	USD 50,000,000		UBS

ECP	Commercial Paper	25-May-10	27-May-10	27-Aug-10	USD 75,000,000		CITI
ECP	Commercial Paper	25-May-10	27-May-10	29-Nov-10	USD 100,000,000		CITI
ECP	Commercial Paper	21-May-10	25-May-10	25-Jun-10	USD 5,000,000		UBS
ECP	Commercial Paper	19-May-10	21-May-10	23-Aug-10	USD 20,000,000		CITI
ECP	Commercial Paper	02-June-2010	04-June-2010	06-Jul-2010	GBP 20,000,000		CITI

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed	Call Date	Dealer
JPY 1 billion RDC EMTN due 2010	13-May-98	13-May-98	13-May-10	1,000,000,000.00		Daiwa Europe Limited
JPY 500 million CMS Linked EMTN due 2010	17-May-00	17-May-00	17-May-10	500,000,000.00		Mizuho International
ZAR 900 million Uridashi due 2010	19-May-05	01-Jun-05	01-Jun-10	900,000,000.00		Daiwa SMBC Europe
ZAR 900 million Uridashi Notes due 2010	04-Apr-07	16-Apr-07	16-Apr-10	900,000,000.00		Daiwa SMBC Europe
NGN 12.72 billion Notes due 2010	10-May-07	17-May-07	17-May-10	12,720,000,000.00		UBS AG
JPY 100,000,000 Notes due 2017	28-Mar-2007	18-Apr-2007	18-Apr-2017	JPY 100,000,000	18-Apr-2010	Mizuho International
ECP	25-Feb-10	02-Mar-10	01-Jun-10	USD 30,000,000		DEUTSCHE BANK
ECP	19-Feb-10	23-Feb-10	25-May-10	USD 50,000,000		CITI
ECP	12-Jan-10	14-Jan-10	14-Apr-10	USD 50,000,000		CITI
ECP	24-Feb-10	01-Mar-10	03-Apr-10	USD 41,500,000		DEUTSCHE BANK
ECP	16-Mar-10	18-Mar-10	19-Apr-10	USD 10,000,000		UBS
ECP	18-Mar-10	22-Mar-10	07-Apr-10	USD 60,500,000		CITI
ECP	26-Mar-10	30-Mar-10	12-Apr-10	USD 41,500,000		CITI
ECP	21/04/2010	23-Apr-10	23-Jun-10	USD 30,000,000		Goldman Sachs
ECP	25-May-10	27-May-10	30-Jun-10	USD 50,000,000		UBS
ECP	21-May-10	25-May-10	25-Jun-10	USD5,000,000		UBS

2. Attached hereto please find two copies of the Bank's regular quarterly financial statements for the period ended 30 June 2010.

3. Two copies of any material modifications or amendments during the Quarter of any exhibits (other than as described in the parenthetical in Section 288.2(a)(3) of Regulation AFDB) previously filed with the Commission under any statute:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours faithfully,



for Pierre Van Peteghem
Treasurer

AFRICAN DEVELOPMENT BANK


BANQUE AFRICAINE DE DÉVELOPPEMENT
AFRICAN DEVELOPMENT BANK

Ref: FTRY/LET/2010/06/001
Date: 23 AUG 2010

Mr. Paul DUDEK
Chief, Office of International Finance
United States Securities and Exchange Commission
File Desk / Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Dear Sir,

African Development Bank, File No. 83-4,
Regulation AFDB, Sections 288.2(a) and 288.4(a), (b) and (c)

In accordance with Sections 288.2(a) and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), we transmit herewith, for filing with the United States Securities and Exchange Commission, two copies of the periodic report of the African Development Bank for the quarter ended 30 June 2010, which includes, among other things, the African Development Bank's regular quarterly financial statements for such quarter.

Yours faithfully,

for Pierre Van Peteghem
Treasurer

AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2(a) and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C 20549
PERIODIC REPORT

Pursuant to Sections 288.2(a) and 288.4 (a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 JUNE 2010
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
TUNIS, TUNISIA

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

The Bank borrowed the following amounts:

DESCRIPTION	TYPE OF TRANSACTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT IN CURRENCY	CALL DATE	Dealer
ZAR 1.7 Billion Uridashi due 2015	Borrowing	26-Apr-2010	10-May-2010	19-May-2015	ZAR 1,217,200,000		Daiwa SMBC Europe
AUD 88.9 million Uridashi, Clean Energy Bond due 2013	Borrowing	18-May-2010	27-May-2010	27-Nov-2013	AUD 88,900,000		Mizuho Inter. Plc
NZD 47.8 million Uridashi, Clean Energy Bond due 2013	Borrowing	18-May-2010	27-May-2010	27-Nov-2013	NZD 47,800,000		Mizuho Inter. Plc
BRL 24 million Uridashi, Clean Energy bond due 2017	Borrowing	21-Jun-2010	28-Jul-2010	28-Jul-2017	BRL 14,304,000		HSBC
ECP	Commercial Paper	21-Apr-2010	23-Apr-10	23-Jun-10	USD 30,000,000		Goldman sachs
ECP	Commercial Paper	27-May-2010	31-May-10	01-Aug-10	USD 72,000,000		UBS
ECP	Commercial Paper	26-May-10	28-May-10	30-Aug-10	USD 15,000,000		CITI
ECP	Commercial Paper	25-May-10	27-May-10	30-Jun-10	USD 50,000,000		UBS

ECP	Commercial Paper	25-May-10	27-May-10	27-Aug-10	USD 75,000,000		CITI
ECP	Commercial Paper	25-May-10	27-May-10	29-Nov-10	USD 100,000,000		CITI
ECP	Commercial Paper	21-May-10	25-May-10	25-Jun-10	USD 5,000,000		UBS
ECP	Commercial Paper	19-May-10	21-May-10	23-Aug-10	USD 20,000,000		CITI
ECP	Commercial Paper	02-June-2010	04-June-2010	06-Jul-2010	GBP 20,000,000		CITI

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed	Call Date	Dealer
JPY 1 billion RDC EMTN due 2010	13-May-98	13-May-98	13-May-10	1,000,000,000.00		Daiwa Europe Limited
JPY 500 million CMS Linked EMTN due 2010	17-May-00	17-May-00	17-May-10	500,000,000.00		Mizuho International
ZAR 900 million Uridashi due 2010	19-May-05	01-Jun-05	01-Jun-10	900,000,000.00		Daiwa SMBC Europe
ZAR 900 million Uridashi Notes due 2010	04-Apr-07	16-Apr-07	16-Apr-10	900,000,000.00		Daiwa SMBC Europe
NGN 12.72 billion Notes due 2010	10-May-07	17-May-07	17-May-10	12,720,000,000.00		UBS AG
JPY 100,000,000 Notes due 2017	28-Mar-2007	18-Apr-2007	18-Apr-2017	JPY 100,000,000	18-Apr-2010	Mizuho International
ECP	25-Feb-10	02-Mar-10	01-Jun-10	USD 30,000,000		DEUTSCHE BANK
ECP	19-Feb-10	23-Feb-10	25-May-10	USD 50,000,000		CITI
ECP	12-Jan-10	14-Jan-10	14-Apr-10	USD 50,000,000		CITI
ECP	24-Feb-10	01-Mar-10	03-Apr-10	USD 41,500,000		DEUTSCHE BANK
ECP	16-Mar-10	18-Mar-10	19-Apr-10	USD 10,000,000		UBS
ECP	18-Mar-10	22-Mar-10	07-Apr-10	USD 60,500,000		CITI
ECP	26-Mar-10	30-Mar-10	12-Apr-10	USD 41,500,000		CITI
ECP	21/04/2010	23-Apr-10	23-Jun-10	USD 30,000,000		Goldman Sachs
ECP	25-May-10	27-May-10	30-Jun-10	USD 50,000,000		UBS
ECP	21-May-10	25-May-10	25-Jun-10	USD5,000,000		UBS

2. Attached hereto please find two copies of the Bank's regular quarterly financial statements for the period ended 30 June 2010.

3. Two copies of any material modifications or amendments during the Quarter of any exhibits (other than as described in the parenthetical in Section 288.2(a)(3) of Regulation AFDB) previously filed with the Commission under any statute:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours faithfully,



for Pierre Van Peteghem
Treasurer

AFRICAN DEVELOPMENT BANK

ADB/BD/IF/2010/193
12 August 2010
Prepared by: FFCO
Original: English/French

Probable Date for Presentation to the Board:
Not Applicable

FOR INFORMATION

MEMORANDUM

TO: THE BOARD OF DIRECTORS

FROM: Cecilia AKINTOMIDE
Secretary General

SUBJECT: **ADB FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010***

In accordance with the Bank's Financial Regulations, I submit hereto, the Financial Statements of the African Development Bank for the six months ended June 30, 2010.

Attach.

Cc: **The President**

*Questions on this document should be referred to:

Mr. C. O. BOAMAH	Director	FFCO	Extension 2026
Mr. A. O. ODUKOMAIYA	Manager	FFCO.1	Extension 2105
Mr. K. AGBOLUAJE	Chief Financial Accountant	FFCO.1	Extension 3636
Ms. S. BOITUMELO	Senior Financial Accountant	FFCO.1	Extension 3960
Mr. M. DERBEL	Senior Financial Accountant	FFCO.1	Extension 2741

SCCD : W. A. A.

ADB FINANCIAL STATEMENTS
JUNE 30, 2010

The financial highlights for the six months ended June 30, 2010 and 2009 are summarized below. The comparative financial statements and indicators for the six months ended June 30, 2006 to 2010 are summarized in schedules **A** and **B** attached to this memorandum.

1. Results of Operations

1.1 Income before distributions approved by the Board of Governors for the six months ended June 30, 2010 amounted to UA 58.02 million compared to an income of UA 242.67 million in the same period of 2009. Distribution of income approved by the Board of Governors included in the income statement for the six months ended June 30, 2010 amounted to UA 121.00 million compared to UA 162.68 million in 2009. The results of the period include fair valuation losses on borrowings and related derivatives in the amount of UA 56.37 million in 2010 compared to a net gain of UA 133.70 million in 2009.

1.2 The other significant causes of the decrease in the income for the period compared to 2009 were as follows:

- Income from loans and investment decreased from UA 265.54 million in 2009 to UA 257.39 million in 2010. Loan income decreased by UA13.76 million or 9.00% in 2010. The decrease in loan income continues to be attributable to the general decline in interest rates that was triggered by the 2008 financial crises.
- Net translation losses amounted to UA 0.54 million in 2010 compared to net gains amounting to UA 20.09 million in 2009; and
- Increase in the Bank's share of administrative expenses (excluding depreciation) by UA 5.15 million or 19.58% from UA 26.31 million in 2009 to UA 31.46 million in 2010, as a result of an overall increase in the Bank Groups total administrative expenses.

1.3 The unfavorable changes explained above were partially offset by the following:

- Decrease in interest expenses on borrowings and related derivatives decreased from UA 121.01 million in 2009 to UA 87.85 million in 2010. Borrowing expenses decreased as a result of lower interest rates during the period.
- Decrease in impairment provision on HTM investments for the six months ended June 30, 2010 by UA 11.79 million (UA 9.73 million in 2010 compared to UA 21.53 million of impairment recorded in 2009).

1.4 A comparative summary of loan charges in arrears for six months and over is represented below:

[UA thousands]

Borrower	Arrears on Principal 30.06.2010	Cumulative charges in arrears as at: 30.06.2010	30.06.2009
SOMALIA	4,140	7,957	7,275
SOUDAN	54,338	58,301	50,125
ZIMBABWE	177,825	131,440	116,287
PRIVATE SECTOR	15,399	6,771	5,073
Total	**251,702**	**204,469**	**178,760**

The cumulative allowance for impairment on loan principal outstanding and charges receivable at June 30, 2010 amounted to UA 105.67 million and UA 136.84 million, respectively, representing 1.41% and 40.05% of outstanding loan principal and charges receivable, respectively, on that date.

1.5 Administrative expenses before management fees for the six months ended June 30, 2010 and 2009 are made up of the following:

[Amounts in UA thousands]	2010 (UA)	2010 %	2009 (UA)	2009 %
Salaries	42,314	39%	37,662	37%
Benefits	17,486	16%	20,209	20%
Total Salaries & benefits	59,800	55%	57,871	57%
Other Personnel-related	4,163	4%	4,160	4%
Short-term staff	422	0%	572	1%
Consultancy	11,012	10%	11,353	11%
Total Manpower Expense	75,397	70%	73,956	72%
Missions	9,795	9%	8,796	9%
Furniture & Equipment	3,930	4%	3,091	3%
Occupancy	4,788	4%	5,126	5%
Communication	4,334	4%	4,547	4%
Training related expenses	3569	3%	2,188	2%
Others, net	5,983	6%	4,493	4%
Total Administrative Expenses	**107,796**	**100%**	**102,197**	**100%**

Total administrative expenses (before cost sharing) for the period ended June 30, 2010 amounted to UA 107.80 million (from UA 102.20 million for same period of 2009), representing 40.83% of the UA 264.01 million budgeted for the year.

The increase in the Bank Group's total administrative expenses was attributable primarily to an overall increase in salaries and benefits due to increased headcount. A summary of total expenses from all sources (i.e. from the Bank's administrative expense budget as well as from bilateral and other multilateral sources) is presented as Schedule C, for information only.

2. Financial Condition

2.1 Loan disbursements for the six months ended June 30, 2010 amounted to UA 335.93 million, compared to the disbursements of UA 844.56 million made during the six months ended June 30, 2009.

2.2 The Bank's reserves, decreased by UA 65.56 million during the period from UA 2,552.96 million as at December 31, 2009 to UA 2,487.40 million as at June 30, 2010. The decrease is attributable largely to the distribution of 2009 income approved by the Board of Governors in 2010, in addition to the mark-to-market losses of UA 2.58 million recognized directly in equity in accordance with the accounting rules.

3. Selected Financial Indicators

See schedules A and B attached hereto.

4. Recommendation

The Board is invited to take note of the Interim Financial Statements of the Bank for the six months ended June 30, 2010.

Attchs.

SCHEDULE A

AFRICAN DEVELOPMENT BANK
FINANCIAL HIGHLIGHTS
(Amounts in UA millions)

SIX MONTHS ENDED JUNE 30,	**2010**	2009	2008	2007	2006
OPERATIONAL INCOME AND EXPENSES					
Income from:					
Loans	139.21	152.97	161.31	165.08	164.66
Investments and related derivatives	114.77	108.41	106.51	117.67	93.35
Others debt securities	3.41	4.16	4.49	-	-
Total income from loans and investments	257.39	265.54	272.31	282.75	258.01
Borrowing expenses					
Interest and amortized issuance costs	(153.85)	(141.64)	(119.03)	(129.34)	(122.75)
Net interest on borrowing-related derivatives	66.00	20.63	(41.93)	(24.94)	(9.19)
Unrealized gain/(loss)on fair-valued borrowings and related derivatives	(25.65)	157.30	(11.65)	18.79	10.16
Unrealized (loss)/gain on derivatives on non fair-valued borrowings and others	(30.72)	(23.60)	13.41	24.90	12.42
Provision for impairment on loan principal and charges receivables	(8.60)	(5.78)	(16.44)	(18.10)	(49.05)
Provision for impairment on investments	(9.74)	(21.53)	-	-	-
Translation (losses)/gains	(0.53)	20.09	(2.71)	2.24	5.43
Other (loss)/income	(1.73)	1.96	3.33	7.56	18.44
Net operational income	92.56	270.92	95.85	163.42	123.47
OTHER EXPENSES					
Administrative expenses	(31.46)	(26.31)	(25.06)	(20.61)	(17.42)
Depreciation - Property, equipment and intangible assets	(2.27)	(2.21)	(2.78)	(2.54)	(2.91)
Sundry (expenses)/gains	(0.82)	0.27	(1.13)	(1.96)	(0.16)
Total other expenses	(34.55)	(28.25)	(28.97)	(25.11)	(20.49)
Income before transfers approved by the Board of Governors	58.02	242.67	66.88	133.31	102.98
Transfers of income approved by the Board of Governors	(121.00)	(162.68)	(227.30)	(110.41)	(139.20)
NET INCOME/(LOSS) FOR THE PERIOD	**(62.98)**	**79.99**	**(160.42)**	**22.90**	**(36.22)**

FINANCIAL INDICATORS/RATIOS

(Decrease)/Increase in Loan Income (%)	(9.00)	(5.17)	(2.29)	0.25	3.55
Increase/(Decrease) in Investment Income (%)	5.87	1.78	(9.48)	26.05	21.60
(Decrease)/Increase in Borrowings expense (%)	(1,237.32)	(24.82)	37.74	5.70	3.31
Increase/(Decrease) in Other expenses (%)	22.29	(2.48)	15.36	22.55	(5.82)
Increase/(Decrease) in Net operational income (%)	(65.83)	182.65	(39.50)	28.31	(30.83)
Loan income/Borrowing expense ratio	0.97	1.26	1.01	1.43	1.51
Increase/(Decrease) in income before transfers (%)	76.09	262.84	(49.83)	29.45	(34.31)
Interest coverage ratio (1.25x)*	1.66	3.01	1.42	1.84	1.78

* Indicative parameters
Slight differences may occur in totals due to rounding

SCHEDULE B

AFRICAN DEVELOPMENT BANK
FINANCIAL HIGHLIGHTS
(Amounts in UA millions)

BALANCE SHEETS AS AT JUNE 30	2010	2009	2008	2007	2006
ASSETS					
Cash	186.35	430.81	124.67	65.42	24.24
Demand obligations	3.80	3.80	3.80	5.86	3.80
Treasury investments	7,812.78	6,040.90	5,539.41	5,885.16	5,524.80
Derivative assets	1,329.70	571.73	410.20	300.79	264.62
Non-negotiable instruments	7.60	10.88	14.46	18.73	24.13
Accounts receivable	1,116.30	726.95	573.55	530.89	487.20
Loans	7,516.10	6,253.25	5,685.00	5,645.90	5,310.97
Accumulated provision for loan losses	(105.67)	(101.74)	(202.18)	(217.17)	(218.98)
Equity participations, net	253.71	205.07	215.74	127.18	165.19
Other debt securities	70.33	68.82	91	-	-
Other assets	12.17	12.27	13.78	16.24	16.42
	18,203.16	**14,222.74**	**12,469.05**	**12,379.00**	**11,602.39**

LIABILITIES, CAPITAL & RESERVES	2010	2009	2008	2007	2006
Accounts payable	1,720.12	993.72	759.50	608.89	407.89
Securities sold under agreements to repurchase and payable for cash collateral received	-	-	-	842.18	581.57
Derivative liabilities	257.01	434.82	804.63	562.75	486.30
Borrowings	11,548.65	8,064.52	6,341.78	5,876.71	5,772.92
Capital- subscriptions paid	2,352.39	2,349.75	2,340.89	2,316.75	2,277.26
Cumulative exchange adjustment on subscriptions	(162.41)	(161.85)	(159.97)	(156.66)	(153.72)
Reserves	2,487.40	2,541.78	2,382.22	2,328.38	2,230.17
	18,203.16	**14,222.74**	**12,469.05**	**12,379.02**	**11,602.39**

FINANCIAL INDICATORS/RATIOS	2010	2009	2008	2007	2006
Average return on liquid funds(%)	5.80	3.69	3.85	3.87	3.47
Average cost of borrowings(%)	5.21	3.28	5.08	3.94	3.73
Average return on loans(%)	7.40	5.06	5.75	6.04	6.09
Total debt/Total callable capital(%) *	54.76	41.45	32.70	30.33	29.68
Senior debt/Callable capital of non borrowing member (%) *	105.38	85.56	66.55	60.82	59.23
Debt/Equity ratio(%)	246.90	170.90	139.42	131.48	133.34
Total Debt/Usable capital %	82.70	65.79	57.17	53.15	58.65
Reserve/Loan ratio (15.00%)*	34.50	42.27	45.46	45.09	46.11
Reserve/Debt ratio (%)	21.54	31.52	37.56	39.62	38.63
Disbursements (UA millions)	(335.93)	844.56	333.39	579.91	187.35

* Indicative parameters

Slight differences may occur in totals due to rounding

AFRICAN DEVELOPMENT BANK GROUP
(with Bilateral & Multilateral Sources)
FINANCIAL HIGHLIGHTS - JUNE 2010
Summary of Administrative Expense
(For All Company Codes)
Amounts in thousands of UA

ANNEX C

	ADB Admin. Budget	ADF	NTF	TOTAL ADB Group	BILATERAL AND MULTILATERAL SOURCES (Note 1)																	TOTAL ALL SOURCES
Company Codes	2000	2100	2200		7010	7020	7030	7040	7050	7060	7070	7080	7090	7110	5600	5650	5700	5750	5800	TOTAL	%	
PART I - PERSONNEL EXPENSES																						
Salaries	42,314			42,314	68	46	107	-	-	37	-	-	-	91	122	200	-	-	-	671	1.56	42,985
Benefits	17,486			17,486	7	2	26	-	-	1	-	-	-	12	16	67	-	-	-	131	0.74	17,616
Other Personnel-related	4,163			4,163	2	-	9	-	-	-	-	-	-	-	12	14	-	-	-	37	0.88	4,200
Short-term staff	422			422	-	-	7	-	-	-	-	-	-	1	-	-	-	-	-	8	1.86	429
Consultancy	11,012			11,012	829	217	1,942	91	34	59	68	-	35	644	247	137	-	-	-	4,303	28.09	15,316
Training	3,569			3,569	4	50	783	6	-	-	1	-	(1)	9	51	43	-	-	-	946	20.95	4,516
Total Personnel Expenses	78,966	0	0	78,966	909	315	2,874	97	34	97	69	0	34	757	448	461	0	0	0	6,096	54	85,063
PART II - GENERAL EXPENSES																						
Missions	9,795			9,795	10	-	(1)	-	-	-	-	-	-	-	9	17	-	-	-	35	0.36	9,830
Furniture and Equipment	3,930			3,930	-	-	6	-	-	-	-	-	-	-	-	1	-	-	-	7	0.18	3,937
Occupancy	4,788			4,788	-	3	22	-	-	-	-	-	-	-	-	-	-	-	-	25	0.52	4,813
Communication	4,334			4334	6	-	1	-	-	-	-	-	-	-	-	5	-	-	-	12	0.00	4,346
Other, net (Note 2)	5,983			5,983	20	(32)	616	54	-	-	-	-	32	1	5	6	-	-	-	702	10.50	6,685
Total General Expenses	28,830	-	-	28,830	36	(29)	644	54	0	0	0	0	32	1	14	29	-	-	-	781	2.64	29,611
TOTAL ADMINISTRATIVE EXPENSES	107,796	-		107,796	945	286	3,518	151	34	97	69	0	66	758	462	490	0	0	-	6,877		114,674
Cost Sharing	(76,335)	76,119	216	-																		
Administrative Expenses (after Cost Sharing)	31,461	76,119	216	107,796																		
Distribution of Admin. Expenses by Source:	27.44	66.38	0.19	94.00	0.82	0.25	3.07	0.13	0.03	0.08	0.06	-	0.06	0.66	0.40	0.43	-	-	-	6.00	100.00	

Notes:

1 - Bilateral and Multilateral Sources

7010 - Euro Based Bilateral Grants
7020 - USD Based Bilateral Grants
7030 - USD Based Multilateral Grants
7040 - Canadian Grants
7050 - Denmark Grants
7060 - NORAD / Norway Grants
7070 - Sweden Grants
7080 - Switzerland Grants
7090 - Japanese Grants
7110 - United Kingdom Grants
5600 - Africa Water Facility Fund
5650 - Congo Basin Forest Fund
5700 - Fund for Africa Private Sector
5750 - SFRD for the Great Lakes
5800 - Rural Water Supply & Sanitation Initiative

2 - Other, net

"Other, net" comprises primarily expenses incurred for regional member country training in company codes 7010 & 7030. For company 7090, this line item represents disbursements under the Japanese Fellowship program.

African Development Bank

Interim Financial Statements
Six months ended June 30, 2010

BALANCE SHEET
AS AT JUNE 30, 2010
(UA thousands - Note B)

ASSETS		30 JUNE 2010	31 DECEMBER 2009	30 JUNE 2009
CASH		186,346	318,828	430,811
DEMAND OBLIGATIONS		3,801	3,801	3,801
TREASURY INVESTMENTS (Note F)		7,812,776	7,412,248	6,040,901
DERIVATIVE ASSETS (Note G)		1,329,699	764,007	571,733
NON-NEGOTIABLE INSTRUMENTS				
ON ACCOUNT OF CAPITAL (Note H)		7,600	8,188	10,876
ACCOUNTS RECEIVABLE				
Accrued income and charges receivable on loans (Note I)	204,806		168,592	219,321
Other accounts receivable	911,491		755,567	507,628
		1,116,297	924,159	726,949
DEVELOPMENT FINANCING ACTIVITIES				
Loans, net (Notes D & I)	7,410,433		7,436,278	6,151,514
Equity participations (Note J)	253,707		234,478	205,074
Other debt securities (Note K)	70,331		70,810	68,815
		7,734,471	7,741,566	6,425,403
OTHER ASSETS				
Property, equipment and intangible assets	11,479		11,243	11,682
Miscellaneous	693		647	581
		12,172	11,890	12,263
TOTAL ASSETS		**18,203,162**	**17,184,687**	**14,222,737**

The accompanying notes to the interim financial statements form part of this statement.

LIABILITIES & EQUITY		30 JUNE 2010	31 DECEMBER 2009	30 JUNE 2009
ACCOUNTS PAYABLE				
Accrued financial charges	376,390		404,477	374,141
Other accounts payable	1,343,728		981,202	619,578
		1,720,118	1,385,679	993,719
DERIVATIVE LIABILITIES (Note G)		257,007	477,118	434,816
BORROWINGS (Note L)				
Borrowings at fair value	10,430,818		9,488,606	7,100,921
Borrowings at amortized cost	1,117,836		1,092,034	963,597
		11,548,654	10,580,640	8,064,518
EQUITY (Note M)				
Capital				
Subscriptions paid	2,352,394		2,350,257	2,349,756
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(162,413)		(161,970)	(161,854)
Subscriptions paid (net of CEAS)	2,189,981		2,188,287	2,187,902
Reserves				
Retained earnings	2,493,406		2,556,391	2,540,127
Fair value gains on available-for-sale investments	(6,004)		(3,428)	1,655
Total reserves	2,487,402		2,552,963	2,541,782
Total equity		4,677,383	4,741,250	4,729,684
TOTAL LIABILITIES & EQUITY		**18,203,162**	**17,184,687**	**14,222,737**

INCOME STATEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(UA thousands - Note B)

	6 MONTHS ENDED JUNE 30, 2010	6 MONTHS ENDED JUNE 30, 2009
OPERATIONAL INCOME & EXPENSES		
Income from:		
Loans (Note N)	139,209	152,973
Investments and related derivatives (Note N)	114,769	108,407
Other debt securities	3,414	4,157
Total income from loans and investments	257,392	265,537
Borrowing expenses (Note O)		
Interest and amortized issuance costs	(153,852)	(141,644)
Net interest on borrowing-related derivatives	65,998	20,631
Unrealized (loss)/gain on fair-valued borrowings and related derivatives	(25,648)	157,297
Unrealized loss on derivatives on non fair-valued borrowings and others	(30,722)	(23,603)
Provision for impairment (Note I)		
Loan principal	(943)	928
Loan charges	(7,657)	(6,711)
Provision for impairment on equity investments	-	(2,045)
Provision for impairment on investments	(9,735)	(21,528)
Translation (losses)/gains	(535)	20,095
Other (losses)/income	(1,734)	1,964
Net operational income	92,564	270,921
OTHER EXPENSES		
Administrative expenses (Note P)	(31,461)	(26,310)
Depreciation – Property, equipment and intangible assets	(2,268)	(2,209)
Sundry expenses	(819)	268
Total other expenses	(34,548)	(28,251)
Income before distributions approved by the Board of Governors	58,016	242,670
Distributions of income approved by the Board of Governors (Note M)	(121,000)	(162,680)
NET (LOSS)/INCOME FOR THE PERIOD	**(62,984)**	**79,990**

The accompanying notes to the interim financial statements form part of this statement.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(UA thousands - Note B)

	6 MONTHS ENDED JUNE 30, 2010	6 MONTHS ENDED JUNE 30, 2009
NET (LOSS)/INCOME FOR THE PERIOD	(62,984)	79,990
OTHER COMPREHENSIVE INCOME		
Net loss on available-for-sale investments taken to equity	(2,576)	(13,681)
Total other comprehensive income	(2,576)	(13,681)
TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE PERIOD	**(65,560)**	**66,309**

The accompanying notes to the interim financial statements form an integral part of this statement

STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(UA thousands - Note B)

	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscriptions	Retained Earnings	Fair Value Losses on Available-For-Sale Investments	Total Equity
Balance at 1 January 2009	2,345,804	(161,028)	2,460,137	15,335	4,660,248
Net income for the period	-	-	79,990	-	79,990
Other comprehensive income					
Net (Loss) on available-for-sale investments taken to equity	-	-	-	(13,681)	(13,681)
Actuarial losses on defined benefit plans	-	-	-	-	-
Total other comprehensive income	-	-	-	(13,681)	(13,681)
Net increase in paid up capital	3,952	-	-	-	3,952
Net conversion losses on new subscriptions	-	(826)	-	-	(826)
Balance at 30 June 2009	**2,349,756**	**(161,854)**	**2,540,127**	**1,655**	**4,729,684**
Balance at 1 January 2010	2,350,257	(161,970)	2,556,391	(3,428)	4,741,250
Net loss for the period	-	-	(62,984)	-	(62,984)
Other comprehensive income					
Net gain on available-for-sale investments taken to equity	-	-	-	(2,576)	(2,576)
Actuarial losses on defined benefit plans	-	-	-	-	-
Total other comprehensive income	-	-	-	(2,576)	(2,576)
Net increase in paid up capital	2,137	-	-	-	2,137
Net conversion losses on new subscriptions	-	(443)	-	-	(443)
Balance at 30 June 2010	**2,352,394**	**(162,413)**	**2,493,407**	**(6,004)**	**4,677,384**

The accompanying notes to the interim financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(UA thousands - Note B)

	2010	2009
CASH FLOWS FROM:		
OPERATING ACTIVITIES :		
Net (loss)/income	(62,984)	79,990
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,268	2,209
Provision for impairment on loan principal and charges	8,600	5,782
Unrealized losses on investments and related derivatives	5,183	(12,001)
Amortization of discount or premium on held-to-maturity investments	(11,511)	(2,932)
Provision for impairment on investments	9,735	21,528
Provision for impairment on equity investments	-	2,045
Amortization of borrowing issuance costs	(5,113)	713
Unrealized gain on fair-valued borrowings and derivatives	56,370	(133,693)
Translation (gains)/ losses	535	(20,096)
Share of profits in associate	-	93
Net movements in derivatives	(30,086)	(31,105)
Changes in accrued income on loans	(31,351)	94,468
Changes in accrued financial charges	(27,769)	(24,337)
Changes in other receivables and payables	173,001	(25,525)
Net cash provided by operating activities	86,879	(42,861)
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(335,932)	(844,563)
Repayments of loans	265,055	449,149
Investments maturing after 3 months of acquisition:		
Held-to-maturity portfolio	(210,361)	(103,240)
Trading portfolio	48,495	(1,175,568)
Changes in other assets	(2,549)	(2,243)
Equity participations movement	(11,496)	(33,788)
Net cash provided used in investing, lending and development activities	(246,788)	(1,710,253)
FINANCING ACTIVITIES:		
New borrowings	1,988,300	2,136,904
Repayments on borrowings	(1,762,251)	(446,444)
Net cash from capital subscriptions	2,282	4,046
Net cash provided by financing activities	228,330	1,694,506
Effect of exchange rate changes on cash and cash equivalents	557	(10,088)
Increase in cash and cash equivalents	68,978	(68,696)
Cash and cash equivalents at the beginning of the period	1,487,818	1,411,582
Cash and cash equivalents at the end of the period	**1,556,796**	**1,342,886**
COMPOSED OF:		
Investments maturing within 3 months of acquisition		
Held-to-maturity portfolio	149,620	39,458
Trading portfolio	1,220,830	872,617
Cash	186,346	430,811
Cash and cash equivalents at the end of the period	**1,556,796**	**1,342,886**
SUPPLEMENTARY DISCLOSURE:		
Movement resulting from exchange rate fluctuations:		
Loans	102,548	(37,842)
Borrowings	633,454	15,083
Currency swaps	(700,734)	32,800

The accompanying notes to the financial statements form part of this statement.

NOTES TO THE INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2010

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's headquarters is located in Abidjan, Cote d'Ivoire. However, since February 2003, the Bank has managed its operations largely from its temporary relocation facilities in Tunis, Tunisia. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board (IASB). The interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") No. 34 'Interim Financial Reporting'. These interim financial statements should be read in conjunction with the financial statements of the Bank for the year ended December 31, 2009.

The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The accounting policies applied by the Bank in these interim financial statements are consistent with those applied by the Bank in its audited financial statements for the year ended December 31, 2009. The significant accounting policies employed by the Bank are summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on trading financial instruments. Dividends relating to investments in equity are recognized when the Bank's right to receive payment is established.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at June 30, 2010 and 2009 are reported in Note S-1. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries' Subscriptions

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members are independent African and non-African countries, and that the purpose of the Bank is to contribute to the sustainable economic development and social progress of its regional member countries individually and jointly. Accordingly, as of June 30, 2010, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The Bank may partially or fully offset amounts due for shares purchased against the member's liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

1) Pension Obligations

The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses are recognized immediately in other comprehensive income in the year they occur. Past service cost is recognized immediately to the extent that benefits are already vested, otherwise, amortized on a straight-line basis over the average period until the benefits become vested. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's defined benefit obligations, net of the fair value of plan assets and unrecognized actuarial gains and losses.

2) Post-Employment Medical Benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement. The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. Actuarial gains and losses are recognized immediately in retained earnings in the year they occur. The medical plan liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's post-employment medical benefit obligations, net of the fair value of plan assets and unrecognized actuarial gains and losses.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial Assets

The Bank classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determines the classification of its financial assets at initial recognition.

i) Financial Assets at Fair Value through Profit or Loss

All trading assets are carried at fair value through the income statement and gains and losses are reported in the income statement in the period in which they arise. The investments in the trading portfolio are acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held-for-trading.

ii) Loans and Receivables
The Bank has classified demand obligations, accrued income and receivables from loans and investments and other sundry amounts as receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are carried at amortized cost using the effective interest method.

Loan origination fees are deferred and recognized over the life of the related loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred, as such amounts are considered insignificant. The amortization of loan origination fee is included in income from loans.

iii) Held-to-Maturity Investments
The Bank has classified its investments in certain debt securities as held-to-maturity. Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Bank's management has the intent and ability to hold to maturity. Held-to-maturity investments are carried and subsequently measured at amortized cost using the effective interest method.

iv) Available-for-Sale Financial Assets
The Bank has classified equity investments over which it does not have control or significant influence as available-for-sale. Available- for-sale investments are those intended to be held for an indefinite period of time, and may or may not be sold in the future. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized directly in other comprehensive income, until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in other comprehensive income is recognized in profit or loss.

Purchases and sales of financial assets at fair value through profit or loss, held-to-maturity and available-for-sale investments are recognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Securities purchased under resale agreements and securities sold under repurchase agreements are reported at market rates. The Bank receives securities purchased under resale agreements, monitors their fair value and if necessary may require additional collateral.

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

i) Borrowings
In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks. The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note D below. Certain of the Bank's borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans. In accordance with the revised IAS 20- Accounting for Government Grants and Disclosure of Government Assistance, such borrowings represent a form of government assistance, the benefits of which are not quantified by the imputation of interest. Accordingly, such borrowings are carried at the amounts at which they are repayable on their due dates.

ii) Financial Liabilities at Fair Value through Profit or Loss

This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

iii) Other Liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or canceled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

Although IAS 39 allows hedge accounting for certain qualifying hedging relationships, the Bank has elected not to apply hedge accounting to any qualifying hedging relationship, but rather classifies all derivatives as held-for-trading at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Impairment of Financial Assets

1) Assets Carried at Amortized Cost

The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. For sovereign-guaranteed loans, the estimated impairment arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management's best estimate of the non-collectibility, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. Interest and charges are accrued on all loans including those in arrears. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

2) Available-for-Sale Assets

The Bank assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. For available-for-sale equity instruments carried at fair value, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale equity instruments carried at fair value, the cumulative loss, which is measured as the difference between the acquisition cost and the current fair value, net of any impairment loss previously recognized in profit or loss, is reclassified from equity to the income statement. Impairment losses recognized in the income statement on available-for-sale equity instruments carried at fair value are reversed through equity.

If there is objective evidence that an impairment loss has been incurred on an available-for-sale equity instrument that is carried at cost because its fair value cannot be reliably measured, the amount of impairment loss is measured as the difference between the carrying amount of the impaired equity instrument and the present value of the estimated future cash flows discounted at the current market rate of return for a similar equity instrument. Once recognized, impairment losses on these equity instruments carried at cost are not reversed.

Offsetting Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair Value Disclosure

In liquid or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

The fair values of quoted assets in active markets are based on current bid prices, while those of liabilities are based on current asking prices. For financial instruments with inactive markets or unlisted securities, the Bank establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable; however, the values actually realized in a sale might be different from the fair values disclosed.

The following three hierarchical levels are used for the determination of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank's best estimate of the price at which the Bank could have bought back the borrowing at the balance sheet date.

Equity Investments: The underlying assets of entities in which the Bank has equity investments carried at fair value are periodically fair valued both by fund managers and independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the funds.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its loans, nor does it believe there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management's best estimates of the present value of the expected cash flows of these loans. For multi-currency and single currency fixed rate loans, fair values are estimated using a discounted cash flow model based on the period end variable lending rate in that currency, adjusted for impairment

Day One Profit and Loss

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received), if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a valuation technique that does not incorporate data solely from observable markets. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is determined based on valuation models that use inputs that may not be market-observable as of the calculation date. Such financial instruments are initially recognized at the transaction price, although the value obtained from the relevant valuation model may differ. The difference between the transaction price and the model value, commonly referred to as "day one profit and loss", is either: (a) amortized over the life of the transaction; or (b) deferred until the instrument's fair value can be determined using market observable inputs or is realized through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

Investment in Associate

Under IAS 28, "Investments in Associates", the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not controls, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At June 30, 2010, such subscriptions cumulatively represented approximately 1% of the economic interest in the capital of the ADF. Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, the revisions to IAS 28 require that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

- Buildings: 15-20 years
- Fixtures and fittings: 6-10 years
- Furniture and equipment: 3-7 years
- Motor vehicles: 5 years

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

Intangible Assets
Intangible assets include computer systems software and are stated at historical cost less amortization. Amortization on intangible assets is calculated using the straight-line method over 3-5 years.

Leases
The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain other regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Allocations and Distributions Approved by the Board of Governors
In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes may be funded from amounts previously transferred to surplus account or from the current year's income.

Retained Earnings
Retained earnings of the Bank consist of amounts allocated to reserves from prior years' income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current period's net income, and expenses recognized directly in equity as required by IFRS.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the preparation of financial statements in conformity with IFRS, management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The most significant judgments and estimates are summarized below:

1) **Significant Judgments**
The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Held-for-Trading – In classifying financial assets or liabilities as "trading", the Bank has determined that such assets or liabilities meet its description and set criteria for classification as such.

Fair Value through Profit and Loss – In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Held-to-Maturity – The Bank follows the guidance of IAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. In making this judgment, the Bank evaluates its intent and ability to hold such investments to maturity.

2) Significant Estimates
The Bank also uses estimates for its financial statements in the following circumstances:

Impairment Losses on Loans and Advances – At each financial statements reporting date, the Bank reviews its loan portfolios for impairment. The Bank first assesses whether objective evidence of impairment exists for individual loans. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the loan's original effective interest rate and comparing this amount to the loan's net carrying amount. Determining the amount and timing of future cash flows on impaired loans requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed loan, that loan is included in a group of loans with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of loans may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Impairment of Available-for-Sale Equity Investments– The Bank determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in fair value below the carrying amount. The determination of what is significant or prolonged requires judgment. In making this judgment, the Bank evaluates any evidence of deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.

Retirement Benefits– The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate to be used to determine the present value of estimated future pension obligations, based on interest rates of suitably long-term high-quality corporate bonds in the currencies comprising the UA.

Reclassifications
Certain reclassifications of prior period's amounts have been made to conform to the presentation in the current period. These reclassifications did not affect prior period's reported result.

NOTE C – THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

Certain new and amended International Financial Reporting Standards and Interpretations were not yet effective for application as of the balance sheet date, and have not been applied in preparing these interim financial statements. The following new standard is expected to be relevant to the Bank:

IFRS 9: "Financial Instruments"
IFRS 9 was issued in November 2009 as the first part of the IASB comprehensive project to replace IAS 39. IFRS 9 replaces those parts of IAS 39 relating to the classification and measurement of financial assets. IFRS 9 requires financial assets to be classified, based on the entity's business model for managing its financial instruments and the contractual cash flow of the instrument, into two measurement categories: those to be measured at fair value and those to be measured at amortized cost. An instrument is measured at amortized cost only if it is a debt instrument and the objective of the entity's business is to hold the asset to collect the contractual cash flows and the asset's contractual cash flows represent only payments of principal and interest. All other instruments are to be measured at fair value through profit or loss. IFRS 9 also requires that all equity instruments be measured at fair value. Equity instruments that are held for trading will be measured at fair value through profit or loss while for all other equity instruments the entity can make an irrevocable election at initial recognition to recognize all fair value changes through other comprehensive income.

Adoption of IFRS 9 is mandatory from January 1, 2013 but earlier adoption is permitted. IFRS 9 will have an effect on the current classification of the Bank's financial assets. The Bank intends to early adopt IFRS 9.

NOTE D – RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's capital adequacy policy and its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank's capital adequacy policy was revised in 2009, as further discussed in Note L under Borrowings.

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The highest level of risk management oversight is assured by the Bank's Board of Executive Directors, which is chaired by the President. In addition to approving all risk management policies, the Executive Directors regularly review trends in the Bank's risk profiles and performance to ensure compliance with the underlying policies.

The guiding principles by which the Bank manages its core and non-core risks are governed by the General Authority on the Bank's Financial Products and Services (the FPS Authority), the General Authority on Asset Liability Management (the ALM Authority) and the Bank's Credit Risk Management Guidelines.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines which prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan and equity investment portfolios.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources. It also includes the interest rate and currency risk management aspects of the Bank's lending and equity investment operations.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO) and the Operations Committee (OPSCOM). The ALCO is the oversight and control organ of the Bank's risk management activities. It is the Bank's most senior management forum on risk management issues and is chaired by the Vice President for Finance. OPSCOM reviews all operational activities before they are submitted to the Board of Directors for approval.

The ALCO meets on a regular basis to perform its oversight role. Among its functions, the ALCO reviews regular and ad-hoc finance and risk management reports and projections, approves strategies to adjust the balance sheet, and confirms country and project credit risk ratings and the associated incurred loss estimates. ALCO is supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

Day-to-day operational responsibility for implementing the Bank's risk management policies and guidelines is delegated to the appropriate business units. The Financial Management Department is responsible for monitoring the day-to-day compliance with those policies and guidelines.

The following sections describe in detail the manner in which the individual sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Bank arising essentially from its lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk on its public sector portfolio; (ii) non-sovereign credit risk on its portfolio of private sector, non-sovereign and enclave projects; and (iii) counterparty credit risk on its portfolio of treasury investments and derivative transactions. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the following sections.

1) Sovereign Credit Risk

When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, it is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through its policies related to sustainable lending strategies, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country's macroeconomic performance as well as its socio-political conditions and future growth prospects.

Country Exposure

The Bank's exposures at June 30, 2010 to borrowing member countries as well as the private sector and enclave projects from its lending activities are summarized below:

[Amounts in UA thousands]

Country	N° of loans	Total Loans*	Unsigned Loans Amounts	Undisbursed Balance	Outstanding Balance	% of Total Outstanding Loans
Angola	2	359	-	-	359	-
Botswana	5	1,185,224	-	505,497	679,727	9.04
Cameroon	4	33,939	-	17,907	16,031	0.21
Cape Verde	2	33,190	16,595	-	16,595	0.22
Congo CG	2	24,489	-	-	24,489	0.33
Côte D'Ivoire	5	44,543	-	-	44,543	0.59
Democratic Republic of Congo	10	757,679	-	-	757,679	10.08
Egypt	15	1,392,069	-	554,697	837,372	11.14
Equatorial Guinea	3	60,634	-	60,456	179	-
Ethiopia	3	9,971	-	-	9,971	0.13
Gabon	16	459,483	1,278	279,540	178,665	2.38
Guinea	2	5,336	-	-	5,336	0.07
Kenya	2	2,023	-	-	2,023	0.03
Malawi	1	1,891	-	-	1,891	0.03
Mauritania	2	15,685	-	-	15,685	0.21
Mauritius	10	479,049	-	448,452	30,597	0.41
Morocco	35	2,559,086	254,879	615,470	1,688,737	22.47
Multinational	3	45,439	-	3,094	42,345	0.56
Namibia	4	52,945	-	520	52,425	0.70
Nigeria	7	84,418	-	-	84,418	1.12
Senegal	2	12,576	-	-	12,576	0.17
Seychelles	5	20,762	6,762	6,223	7,777	0.10
Somalia**	3	4,140	-	-	4,140	0.06
South Africa	6	1,840,557	-	1,712,464	128,093	1.70
Sudan**	5	58,584	-	-	58,584	0.78
Swaziland	6	71,652	-	2,617	69,036	0.92
Tanzania	1	1,652	-	-	1,652	0.02
Tunisia	30	1,390,299	-	328,719	1,061,580	14.12
Zambia	1	1,325	-	-	1,325	0.02
Zimbabwe**	12	200,344	-	-	200,344	2.67
Total Public Sector	**204**	**10,849,343**	**279,514**	**4,535,656**	**6,034,173**	**80.28**
Total Private Sector	**71**	**2,678,053**	**822,646**	**373,481**	**1,481,927**	**19.72**
Total	**275**	**13,527,396**	**1,102,160**	**4,909,137**	**7,516,100**	**100.00**

**Excludes fully repaid loans and cancelled loans.*

*** Country in arrears as at June 30, 2010.*

Slight differences may occur in totals due to rounding.

Systematic Credit Risk Assessment

The foundation of the Bank's credit risk management framework is a systematic credit risk assessment based on a uniform internal credit risk rating scale that is calibrated to reflect the Bank's statistical loss expectations as shown in the following table. The level of granularity helps in measuring probabilities of default for internal grades in order to differentiate between obligors distinctly.

<table>
<tr><th>Risk Rating</th><th>Description</th><th>Risk Class</th><th>International Equivalent</th></tr>
<tr><td>1</td><td>Excellent</td><td>Very Low Risk</td><td>A-BBB/Baa</td></tr>
<tr><td>2</td><td>Strong</td><td>Low Risk</td><td>BB/Ba</td></tr>
<tr><td>3</td><td>Good</td><td rowspan="2">Moderate Risk</td><td rowspan="2">B/B</td></tr>
<tr><td>4</td><td>Fair</td></tr>
<tr><td>5</td><td>Acceptable</td><td rowspan="2">High Risk</td><td rowspan="2">CCC/Caa</td></tr>
<tr><td>6</td><td>Marginal</td></tr>
<tr><td>7</td><td>Special Attention</td><td rowspan="4">Very High Risk</td><td rowspan="4">CC-D/Ca-D</td></tr>
<tr><td>8</td><td>Substandard</td></tr>
<tr><td>9</td><td>Doubtful</td></tr>
<tr><td>10</td><td>Known Loss</td></tr>
</table>

These sovereign risk credit ratings are derived from a risk assessment on five risk indices that include macroeconomic performance, debt sustainability, socio-political factors, business environment and Bank's portfolio performance. These five risk indices are combined to derive a composite sovereign country risk index and a composite non-sovereign country risk index which in turn are converted into separate country risk rating for the sovereign and non-sovereign portfolios. These country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The ALCO reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The ALCO also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if any.

Portfolio Risk Monitoring

The overall risk profile of the Bank's sovereign guaranteed portfolio has improved during the second quarter of the year. The portfolio's weighted-average risk rating at the end of June 2010 has improved at 2.14 compared to 2.44 at the end of March 2010.

It is the Bank's policy that if the payment of principal, interest or other charges with respect to any Bank Group credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.50% on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties to service their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the incurred loss in such portfolio.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for sovereign credit risks. The Bank's revised capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class. Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss given default than public sector operations. At the end of June 2010, the Bank's public sector loan portfolio used up to 29% of the Bank's total risk capital based on the Bank's revised capital adequacy framework approved in March 2009. The Bank defines risk capital as the sum of paid-in capital plus accumulated reserves net of translation adjustments. Callable capital is not included in the computation of risk capital

2) Non-Sovereign Credit Risk

When the Bank lends to private sector borrowers or to enclave projects, it does not benefit from full sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses a uniform internal credit risk rating scale. Non-sovereign transactions are grouped into the following three main categories: a) greenfield and expansion projects; b) financial institutions; and c) private equity funds. Internal credit ratings are derived on the basis of some pre-determined critical factors.

a) Greenfield and Expansion Projects

The first factor involves the overall evaluation and assessment of the borrower's financial strength. This assessment looks at:

i) capacity of the project to generate sufficient cash flow to service its debt; ii) the company's operating performance and profitability; and iii) the project company's capital structure, financial flexibility and liquidity positions.

Secondly, the following, four main non-financial parameters are analyzed: i) the outlook of the industry in which the project company operates; ii) the competitive position of the project company within the industry; iii) the strength of the project company's management with particular emphasis on its ability to deal with adverse conditions; and iv) the quality of the information on which the analysis is based.

Finally, the project company's risk rating is adjusted to reflect the overall host country risk rating.

b) Financial Institutions

The assessment of financial institutions follows the uniform rating system commonly referred to as the CAMEL model:

i) Capital adequacy– analyses of the composition, adequacy and quality of the institution's capital; ii) Asset quality, operating policies and procedures and risk management framework; iii) Quality of management and decision making framework; iv) Earnings and market position

– an evaluation of the quality and level of profitability; v) Liquidity and funding adequacy – an assessment focusing on the entity's ability to access debt market; and vi) Sensitivity to market risk – an assessment of the impact of interest rate changes & exchange rate fluctuations.

c) Private Equity Funds
The assessment of a Private Equity Fund takes into consideration the analysis of the following qualitative and quantitative factors:

- Investment strategies;
- Industry structure and regulatory framework;
- Management and corporate governance;
- Financial strength and fund performance; and
- Information quality.

All new non-sovereign projects require a minimum initial credit rating and undergo rigorous project approval. The Non-Sovereign Working Group of the ALCO reviews the non-sovereign credit rating of each project on a quarterly basis and may recommend for the ALCO's approval, changes if justified by evolving country and project conditions.

In compliance with IFRS, the Bank does not make general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan.

In addition to private sector lending, the Bank makes equity investments in private sector entities, either directly or through investment funds. To the extent possible, equity investments are carried at fair value. In the event that the fair value of an equity investment cannot be reliably determined, it is carried at amortized cost, and periodically assessed for impairment. The Bank recognizes loss provision based on accepted impairment tests measured against the carrying cost of the equity investment.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from Basel II Advanced Internal Rating-Based Approach (IRB). At the end of June 2010, the Bank's non- sovereign portfolio required as risk capital approximately 23.6 % of the Bank's total on-balance sheet risk capital sources. This level is still below the limit of 40% determined by the Bank for total non-sovereign operations. Out of the Bank's non-sovereign portfolio, Equity participations required as risk capital approximately 7.7% of the Bank's total on-balance sheet risk capital sources. This level is still below the statutory limit of 15% established by the Board of Governors for equity participations.

Credit Exposure Limits
The Bank operates a system of exposure limits to ensure the maintenance of an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign guaranteed and non-sovereign portfolios) by ensuring that in the aggregate, the total country exposure limit to any country does not exceed 15% of the Bank's total risk capital. This threshold and other determinants of country limit allocation are clearly spelt out in the Bank's capital adequacy framework. Specifically, the country limits are determined for each of the RMC borrowers by differentiating them on the basis of their credit ratings; size of the economy and the country's economic potential. Country exposure limits are reviewed annually to support the Bank's medium term country lending strategies.

The credit exposure on the non-sovereign portfolio is further controlled and managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

3) Counterparty Credit Risk

In the normal course of business, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk, however, the Bank minimizes this risk by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counter- party exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-1/P-1/F-1 for trades settled under delivery vs. payment (DVP) terms and a minimum long-term credit rating of A/A2 for non DVP based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

	Maturity					
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
Government Agencies and Supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
MBS/ABS	AAA Maximum legal maturity of 50 years for ABS/MBS with the underlying collateral originated in the UK and 40 year maximum legal maturity for all other eligible ABS/MBS. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Bank also invests in mortgage-backed and asset-backed securities with a minimum rating of AAA/Aaa; money market mutual funds with a minimum rating of AA-/Aa3 and enters into collateralized securities repurchase agreements.

As a rule, the Bank executes an ISDA master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 by at least two approved rating agencies or A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

In addition to these minimum rating requirements, the Bank operates within a framework of exposure limits based on the counterparty credit rating and size, subject to a maximum of 12% of the Bank's total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank's credit limits after considering the benefits of any collateral.

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risks in line with the current BIS standards. At the end of June 2010, the Bank's counterparty credit portfolio including all investments and derivative instruments required as risk capital 1.7% of the Bank's total on-balance sheet risk capital sources.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between liabilities and assets. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank's short term liquidity needs. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the bank's net income. During the first quarter of 2010, the Bank revised its definition of eligible liquidity to include, with appropriate hair-cuts as necessary, liquid securities in all the portfolios.

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are denominated in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In line with this policy, throughout 2009 the Bank's currency alignment was adjusted within a tight band of the risk-neutral position in each of the currencies making up the SDR composition. In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, USD and Tunisian Dinar.

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of four currencies, namely the US dollar, Euro, Japanese yen and Pound sterling. The weight of each currency in the basket is reviewed by the International Monetary Fund every five years and the last revision became effective on January 1, 2006. The SDR rate represents the sum of the interest rate of each currency that is determined based on the weight and the representative exchange rate and interest rate of each currency.

Interest Rate Risk

The Bank's interest rate risk sensitivity is comprised of the following two elements:

1) the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets;

2) the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

Interest Rate Risk on Assets Funded by Debt

Over half of the Bank's interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering "variable rate" loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank's borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank's pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank's net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding reference (six-month Libor floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank's liquidity policy and uses a six-month Libor floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month Libor floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank's active currencies on a standard six-month Libor rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month Libor-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro Commercial Paper. The Bank manages refinancing risk by limiting the amount of debt that will mature or is potentially callable within one year to 25% of the outstanding debt portfolio.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank's assets with equity resources. Changes in market interest rates in the currencies of the Bank's equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long-term reduce the nominal earnings on the Bank's equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank's equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank's repricing profile benchmark is a 10-year ladder whereby a uniform 10% of the Bank's assets funded by equity reprice in each year. Using this benchmark, the Bank's net interest margin on assets funded by equity tends to track a ten-year moving average of 10-year maturity SDR interest rates.

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997. Although the Bank is unable to charge a prepayment penalty on such older loans, in practice the level of prepayments has generally been within acceptable levels. In 2003 and 2004, however, driven by low market interest rates, contracting credit spreads for emerging market borrowers and enhanced debt management by several sovereign borrowers, total loan prepayments increased sharply to UA 471 million and UA 542 million, respectively. In 2005, prepayments of pre-1997 loans declined sharply to UA 70 million, due in large part to increased market interest rates. For all market-based loans issued since 1997, the

Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. In 2006, total prepayments of UA 298 million included an amount of UA 192 million in respect of market-based floating rate loans, while in 2007; total prepayment amounted to UA 199 million, of which 98% related to market-based loans. Prepayment in 2008 amounted to UA 17 million while prepayment in 2009 was UA 20 million. In the six months ended June 30, 2010, prepayment mainly on private sector loans amounted to UA 30.46 Million.

Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems and functions. The interdependencies among its departments and among its risk factors in general, could adversely impact its activities with consequential exposure to financial losses.

The Bank defines operational risks to include all aspects of risk-related exposure other than those falling within the scope of credit, market, and liquidity risks. Specifically, this includes the risk of loss resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could negatively impact its reputation.

Following approval by the Board of Directors in 2004, the Bank established an Internal Control Unit (ICU) to among other duties implement the COSO internal control framework as a means of regularly evaluating the effectiveness and efficiency of its internal controls in all significant business operations. As part of this process, Management's attestation on the adequacy of internal controls is published in the Bank's annual report. Phase two of the implementation extending the COSO framework to other areas of operational risk management is still ongoing.

It is the responsibility of Senior management within each business areas to develop and implement controls to manage operational risks within its area. This responsibility is supported by the development of overall institutional standards for the management of operational risk in the following areas:

- Requirements for appropriate segregation of duties, including the independent authorization of transactions
- Requirements for the reconciliation and monitoring of transactions
- Documentation of controls and procedures
- Training and professional development
- Risk mitigation including insurance where this is effective

Compliance with institutional standards is supported by a program of periodic reviews undertaken by the Office of the Auditor General of the Bank. The result of internal audit reviews are discussed with the Management of the business unit to which they relate, with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank's revised Capital Adequacy and Exposure Management framework approved by the Board of Directors in March 2009 provides for a risk capital charge of 15% of the average operating income for the preceding 3 years, in line with Basle II recommendations for operational risk.

Other control initiatives or activities in the other areas of the Bank Group which complement the work on operational risk management include:

- Code of conduct and staff rules
- Fraud and investigation unit
- Whistleblower protection policy
- Business continuity planning and preparedness

Effects of Recent Developments in the Financial Markets

Although the Bank was also impacted by the global crisis that affected the world financial markets through 2008 and 2009, as a result of its prudent risk management policies and practices, the impact on the Bank has been reasonably mitigated. With regards to the funding activities, notwithstanding the significant increases in credit spreads for all borrowers, there has been no serious adverse effect on the Bank's ability to borrow competitively, consistent with the Bank's solid financial position as evidenced by the continued uniform top rating by all the major rating agencies. The Bank continues to be well placed to play its intermediation role in support of the development financing needs of its regional member countries.

NOTE E – FINANCIAL ASSETS AND LIABILITIES

The tables below set out the Bank's classification of each class of financial assets and liabilities, and their respective fair values:

[UA thousands]

June 30, 2010	Financial Assets and Liabilities through Profit or Loss							
	Held-for-Trading	Designated at Fair Value	Held-to-Maturity	Available-for-Sale	Loans and Receivables	Financial Assets and Liabilities at Amortised Cost	Total Carrying Amount	Fair Value
Cash	-	-	-	-	-	186,346	186,346	186,346
Demand obligations	-	-	-	-	-	3,801	3,801	3,801
Treasury investments	4,358,041	-	3,454,735	-	-	-	7,812,776	8,042,034
Derivative assets	1,329,699	-	-	-	-	-	1,329,699	1,329,699
Non-negotiable instruments on account of capital	-	-	-	-	-	7,600	7,600	7,600
Accounts receivable	-	-	-	-	1,116,298	-	1,116,298	1,116,298
Loans	-	-	-	-	7,410,433	-	7,410,433	7,960,827
Equity participations	-	-	-	253,707	-	-	253,707	253,707
Other debt securities	-	-	-	70,331	-	-	70,331	70,331
Total financial assets	**5,687,740**	**-**	**3,454,735**	**324,038**	**8,526,731**	**197,747**	**18,190,991**	**18,970,644**
Accounts payable	-	-	-	-	-	1,720,118	1,720,118	1,720,118
Derivative liabilities	257,008	-	-	-	-	-	257,008	257,008
Borrowings		10,375,226	-	-	-	1,117,829	11,493,055	11,777,453
Total financial liabilities	**257,008**	**10,375,226**	**-**	**-**	**-**	**2,837,947**	**13,470,181**	**13,754,579**

June 30, 2009	Financial Assets and Liabilities through Profit or Loss							
	Held-for-Trading	Designated at Fair Value	Held-to-Maturity	Available-for-Sale	Loans and Receivables	Financial Assets and Liabilities at Amortised Cost	Total Carrying Amount	Fair Value
Cash	-	-	-	-	-	430,811	430,811	430,811
Demand obligations	-	-	-	-	-	3,800	3,800	3,800
Treasury investments	3 200 190	-	2 840 711	-	-	-	6,040,901	6,165,562
Derivative assets	571,733	-	-	-	-	-	571,733	571,733
Non-negotiable instruments on account of capital	-	-	-	-	-	10,876	10,876	10,876
Accounts receivable	-	-	-	-	726,950	-	726,950	726,950
Loans	-	-	-	-	6,151,514	-	6,151,514	6,333,915
Equity participations	-	-	-	205,074	-	-	205,074	205,074
Other debt securities	-	-	-	68,815	-	-	68,815	68,815
Total financial assets	**3,771,923**	**-**	**2,840,711**	**273,889**	**6,878,464**	**445,487**	**14,210,474**	**14,517,536**
Accounts payable	-	-	-	-	-	993,719	993,719	993,719
Derivative liabilities	434,816	-	-	-	-	-	434,816	434,816
Borrowings		8,064,518	-	-	-	-	8,064,518	8,246,862
Total financial liabilities	**434,816**	**8,064,518**	**-**	**-**	**-**	**993,719**	**9,493,053**	**9,675,397**

NOTE F – TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross- currency swaps, interest rate swaps, options and short sales.

For government and agency obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with a AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than 1 year and a minimum credit rating of A. Over-the- counter (OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed 1 year, and such transactions are only executed with counterparties with credit ratings of AA- or above. Cross-currency and interest rate swaps including asset swap transactions are only permitted with approved counterparties or guaranteed by entities with minimum credit ratings of AA-/Aa3 at the time of the transaction.

As at June 30, 2010, the Bank had received collateral with fair value of UA 946.89 million in connection with swap agreements. Of this amount, a total UA 575.74 million was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in "Other accounts payable". The balance of UA 371.15 million was in the form of liquid financial assets.

In the fourth quarter of 2009, the Bank terminated the external asset management program. Prior to the termination, the Bank used external managers in the management of certain of its liquid assets in accordance with the Bank's Asset and Liability Management Guidelines. The assets that were previously held with the external managers were either transferred back to ADB at market values for in-house management or sold off and the proceeds transferred back to the ADB. Consequently, at June 30, 2010, there were no investments under external management. Investments under external management included in held-for-trading portfolio as at June 30, 2009 amounted to UA 121.86 million.

At June 30, 2010 and 2009, the Bank had no securities sold under repurchase agreements (repos).

The composition of treasury investments as at June 30, 2010 and 2009 was as follows:

[UA thousands]	2010		2009	
Trading		4,358,041		3,200,190
Held-to-maturity	3,500,812		2,900,824	
Provision for impairment on HTM Portfolio	(46,077)		(60,113)	
		3,454,735		2,840,711
Total		**7,812,776**		**6,040,901**

Held-for-Trading Investments

A summary of the Bank's held-for-trading investments at June 30, 2010 and 2009 follows:

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
[UA millions]	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Time Deposits	456.46	480.37	522.10	94.97	2.68	19.12	42.06	121.10	1,023.30	715.56
Asset-Backed Securities	79.59	69.14	34.76	56.89	-	-	-	-	114.35	126.03
Government and Agency Obligations	1,550.75	628.26	547.38	627.49	-	5.89	4.36	5.82	2,102.49	1,267.46
Corporate Bonds	133.81	265.61	10.29	73.14	-	-	-	6.57	144.10	345.32
Financial Institutions	424.04	330.58	263.93	165.41	-	-	3.46	2.65	691.43	498.64
Supranational	178.15	176.82	64.07	69.24	-	-	40.15	1.12	282.37	247.18
Total held-for-trading investments	**2,822.80**	**1,950.78**	**1,442.53**	**1,087.14**	**2.68**	**25.01**	**90.03**	**137.26**	**4,358.04**	**3,200.19**

The nominal balance of the Bank's held-for-trading investments as at June 30, 2010 was UA 4,311.49 million (2009: UA 3,206.13 million). The average yield of held-for-trading investments for the six months to June 30, 2010 was 1.61% (2009: 4.63%).

The contractual maturity structure of held-for-trading investments as at June 30, 2010 and 2009 was as follows:

[UA millions]	2010	2009
One year or less	1,863.76	1,404.12
More than one year but less than two years	1,366.89	905.48
More than two years but less than three years	924.21	634.84
More than three years but less than four years	64.92	34.44
More than four years but less than five years	48.17	50.16
More than five years	90.09	171.15
Total	**4,358.04**	**3,200.19**

Held-to-Maturity Investments

A summary of the Bank's held-to-maturity investments at June 30, 2010 and 2009 follows:

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
[UA millions]	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Time Deposits	-	-	-	-	-	-	-	-	-	-
Asset-Backed Securities	194.56	184.99	26.18	28.84	-	-	-	-	220.74	213.83
Government and Agency Obligations	586.83	371.07	770.33	425.18	228.81	198.03	212.24	159.55	1,798.21	1,153.83
Corporate Bonds	228.48	261.80	82.38	115.21	36.02	61.22	66.76	56.33	413.64	494.56
Financial Institutions	101.48	115.51	205.86	227.30	9.96	10.43	47.44	75.99	364.74	429.23
Supranational	393.82	292.18	113.17	129.18	149.76	143.02	46.73	44.99	703.48	609.37
Total held-to-maturity investments	**1,505.17**	**1,225.55**	**1,197.92**	**925.71**	**424.55**	**412.70**	**373.17**	**336.86**	**3,500.81**	**2,900.82**

The nominal balance of the Bank's held-to-maturity investments as at June 30, 2010, was UA 3,548.08 million (2009: UA 2,945.35 million). The average yield of held-to-maturity investments for the six months ended June 30, 2010 was 4.65% (2009: 4.63%).

The contractual maturity structure of held-to-maturity investments as at June 30, 2010 and 2009 was as follows:

[UA millions]	**2010**	2009
One year or less	585.81	291.99
More than one year but less than two years	410.65	521.21
More than two years but less than three years	459.04	367.27
More than three years but less than four years	315.47	406.25
More than four years but less than five years	418.82	200.88
More than five years	1,311.02	1113.22
Total	**3,500.81**	**2,900.82**

The fair value of held-to-maturity investments at June 30, 2010 was UA 3,683.99 million (2009: UA 2,965.37 million).

NOTE G – DERIVATIVE ASSETS AND LIABILITIES

Loan Swaps
The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Administrative Expenses Hedge
To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses.

The fair values of derivative financial assets and financial liabilities at June 30, 2010 and 2009 were as follows:

[UA thousands]

	2010		2009	
	Assets	Liabilities	Assets	Liabilities
Borrowings-related:				
Cross-currency swaps	1,035,451	88,769	394,671	376,683
Interest rate swaps	183,531	818	124,529	15,294
Loan swaps	48,007	116,443	10,178	37,630
Embedded derivatives	620	205	332	495
	1,267,609	206,235	529,710	430,102
Investments-related:				
Asset swaps	71	1,532	178	2,634
Futures	-	49,240	-	2,080
Macro-hedge swaps	62,019	-	41,845	-
	62,090	50,772	42,023	4,714
Total	**1,329,699**	**257,007**	**571,733**	**434,816**

The notional amounts of derivative financial assets and financial liabilities at June 30, 2010 and 2009 were as follows:

(UA thousands)	2010	2009
Borrowings-related:		
Cross-currency swaps	7,924,138	6,218,488
Interest rate swaps	3,511,237	3,040,924
Loan swaps	1,394,976	964,034
Embedded derivatives	23,309	22,157
	12,853,660	10,245,603
Investments-related:		
Asset swaps	83,318	104,110
Macro-hedge swaps	537,921	522,830
	621,239	626,941
Total	**13,474,899**	**10,872,544**

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rates variations. As at June 30, 2010, the Bank had 4,156 contracts in Euro and 14,116 contracts in US Dollar. The nominal value of each contract is one million of each currency unit.

NOTE H – NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1. Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or

2. Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non- interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV) is to be paid as follows:

1) **Regional Members** – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2) **Non-Regional Members** – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in the payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

The second and subsequent installments of payments for shares under the Sixth General Replenishment, approved in accordance with the Board of Governors Resolution B/BG/2010/08 of May 27, 2010 are to be made in cash or promissory notes encashable on or before the due date for payment in freely convertible currencies.

At June 30, 2010 and 2009, the non-negotiable notes balances were as follows:

[UA thousands]	**2010**	2009
Balance at January 1	8,187	11,861
Net movement for period	(587)	(985)
Balance at June 30	**7,600**	**10,876**

NOTE I – LOANS

The Bank's loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the rates charged are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates.

Multi-Currency Variable Rate Loans: Between July 1, 1990 and September 30, 1997, the Bank offered variable rate loans to its borrowers. The variable interest rate is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to borrowers.

Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate loans to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements. Since October 1, 1997, the Bank has provided several alternative interest rate mechanisms. In all cases, the applicable rate of interest is the sum of two components, namely, the chosen base rate plus a lending margin.

Single Currency Variable Rate Loans: Since October 1, 1997, the Bank has offered single currency variable rate loans. The variable base rate is the average cost of funding a designated pool of borrowings in each currency and is adjusted semi-annually on January
1 and July 1.

Single Currency Floating Rate Loans: Since October 1, 1997, the Bank has offered LIBOR-based single currency floating rate loans. The floating base rate is determined for each currency and reset frequency is based on the Bank's selected reference interest rate in each market. The Bank's standard floating base rate is the six (6)-month reference rate (USD LIBOR, JPY LIBOR, EURIBOR and JIBAR) which is reset semi-annually on February 1 and August 1 and is applicable for the six-month period following the reset date.

Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The fixed rate is computed as the inter-bank swap market rate corresponding to the principal amortization schedule.

Lending Margin: The lending margin is a rate premium expressed as a nominal interest rate added to the Borrower's chosen base rate to determine the total lending rate. The lending margin determined by the Bank is independent of the base rate chosen, and remains unchanged throughout the life of the loan. The lending margin for sovereign guaranteed loans is fixed at 40 to 50 basis points. For non- sovereign guaranteed loans, the lending margin is based on the Bank's assessment of the risks inherent in each project.

At June 30, 2010 and 2009 outstanding loans were as follows:

(UA thousands)	2010	2009
Outstanding balance	7,516,100	6,253,249
Less: accumulated provision for impairment	(105,667)	(101,735)
Balance at June 30	**7,410,433**	**6,151,514**

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of outstanding loans as at June 30, 2010 and 2009 was as follows:

(UA millions)

	2010				2009
Periods	**Fixed Rate**	**Floating Rate**	**Variable Rate**	**Total**	**Total**
One year or less	293.30	202.36	287.24	782.90	756.87
More than one year but less than two years	209.67	264.43	91.35	565.45	512.50
More than two years but less than three years	227.62	265.84	50.58	544.04	477.80
More than three years but less than four years	246.39	272.17	32.54	551.10	462.28
More than four years but less than five years	291.06	349.72	10.35	651.13	466.67
More than five years	2,958.37	1,455.70	7.41	4,421.48	3,577.13
Total	**4,226.41**	**2,810.22**	**479.47**	**7,516.10**	**6,253.25**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

The currency composition and types of outstanding loans as at June 30, 2010 and 2009 were as follows:

(Amounts in UA millions)			2010		2009	
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	78.74		93.31	
		Japanese Yen	405.65		381.23	
		Pound Sterling	2.47		2.59	
		Swiss Franc	136.07		138.46	
		US Dollar	226.19		229.19	
		Others	0.40		0.47	
			849.52	11.30	845.25	13.52
	Single Currency	Euro	2,344.46		2,145.71	
		Japanese Yen	12.82		12.89	
		South African Rand	71.37		66.73	
		US Dollar	948.23		137.40	
			3,376.88	44.93	2,362.73	37.78
Floating Rate:	Single Currency	Euro	534.53		582.03	
		Japanese Yen	23.03		22.10	
		South African Rand	257.12		273.19	
		US Dollar	1,995.54		1,563.20	
			2,810.22	37.39	2,440.52	39.03
Variable Rate:	Multi-Currency	Euro	96.49		132.02	
		Japanese Yen	19.25		26.59	
		Swiss Franc	0.40		0.63	
		US Dollar	129.11		138.17	
		Others	0.05		0.09	
			245.30	3.26	297.50	4.76
	Single Currency	Euro	74.61		111.59	
		Japanese Yen	62.08		76.36	
		Swiss Franc	4.22		6.39	
		US Dollar	93.26		112.88	
		Others	0.01		0.03	
			234.18	3.12	307.25	4.91
Total			**7,516.10**	**100.00**	**6,253.25**	**100.00**

The weighted-average yield on outstanding loans for the period ended June 30, 2010 was 3.78% (2009: 4.97%).

A comparative summary of the currency composition of outstanding loans at June 30, 2010 and 2009 follows:

(Amounts in UA millions)	2010		2009	
	Amount	**%**	Amount	%
Euro	3,128.83	41.63	3,064.66	49.01
Japanese Yen	522.82	6.96	519.17	8.30
Pound Sterling	2.47	0.03	2.59	0.04
South African Rand	328.49	4.37	339.92	5.44
Swiss Franc	140.69	1.87	145.48	2.32
US Dollar	3,392.33	45.13	2,180.84	34.88
Others	0.47	0.01	0.59	0.01
Total	**7,516.10**	**100.00**	**6,253.25**	**100.00**

Accrued Income and Charges Receivables on Loans

The accrued income and charges receivable on loans as at June 30, 2010 and 2009 were as follows:

[UA thousands]	2010	2009
Accrued income and charges receivable on loans	341,645	338,919
Less: accumulated provision for impairment	(136,839)	(119,598)
Balance at June 30	**204,806**	**219,321**

Provision for Impairment on Loan Principal and Charges Receivable

At June 30, 2010 outstanding loans with an aggregate principal balance of UA 278.47 million (2009: UA 269.70 million), of which UA 251.70 million (2009: UA 228.41 million) was overdue, were considered to be impaired. The gross amounts of loans and charges receivable that were impaired and the cumulative impairment on them at June 30, 2010 and 2009 were as follows:

(UA thousands)	2010	2009
Outstanding balance on impaired loans	278,467	269,703
Less: accumulated provision for impairment	(105,667)	(101,735)
Net balance on impaired loans	**172,800**	**167,968**
Charges receivable and accrued income on impaired loans	204,469	178,760
Less: accumulated provision for impairment	(136,839)	(119,598)
Net charges receivable and accrued income on impaired loans	**67,630**	**59,162**

The movements in the accumulated provision for impairment on outstanding loan principal for the six months ended June 30, 2010 and 2009 was as follows:

(UA thousands)	**2010**	2009
Balance at January 1	101,921	102,643
Provision for impairment on loan principal for the period	943	928
Translation effects	2,803	(1,836)
Balance at June 30	**105,667**	**101,735**

Accumulated provision for loan impairment included those relating to private sector loans. During the period ended June 30, 2010 there was no additional impairment provision for private sector loans. The accumulated provisions on private sector loans at June 30, 2010 amounted to UA 12.47 million (2009: UA 12.31 million).

The movement in the accumulated provision for impairment on loan interest and charges receivable for the period to June 30, 2010 and 2009 was as follows:

(UA thousands)	**2010**	2009
Balance at January 1	125,473	115,631
Provision for impairment on loan charges for the period	7,657	6,711
Translation effects	3,709	(2,744)
Balance at June 30	**136,839**	**119,598**

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. No irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans were outstanding at June 30, 2010, (2009: No outstanding guarantees).

Also, the Bank may provide repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. At June 30, 2010, guarantees provided by the Bank to some of its borrowers amounted to UA 1.42 million.

NOTE J – EQUITY PARTICIPATIONS

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 12-member Board of Directors, made up of 6 members selected by the African Development Bank and 6 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the period. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the six months ended June 30, 2010 amounted to UA 76.12 million (2009: UA 75.24 million), representing 70.84 percent (2009: 73.62 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises fifty percent (50%) of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At June 30, 2010, the Bank's pro-rata or economic share in ADF was 0.68% (2009: 0.75%).

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative, the net asset value of ADF which is the basis for determining the value of the Banks investment in the Fund declined, resulting in impairment loss on the Bank's investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their HIPC completion points and are therefore due for MDRI loan cancellation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25% of the equity capital of the entity in which it invests. The Bank currently holds less than 20% of the total equity capital of most of the institutions in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In the exceptional instances where the Bank has more than 20% but less than 50% ownership, such investments are accounted for as investments in associates. In accordance with the Board of Governors' Resolution B/BG/2009/10 of May 13, 2009, total equity investment by the Bank shall not at any time exceed fifteen percent (15%) of the aggregate amount of the Bank's paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Equity investments for which fair value cannot be reliably measured are reported at cost less provision for losses for estimated permanent and lasting decline in value. The investments for which fair value cannot be reliably measured typically relate to sub-regional and national development institutions. Investments in these institutions are made with a long-term development objective, including capacity building. The shares of such institutions are not listed and also not available for sale to the general public. Only member states or institutions owned by member states are allowed to subscribe to the shares of these institutions. Provisions for losses on impaired equity investments are included in the income statement.

NOTE K – OTHER DEBT SECURITIES

The Bank may invest in certain debt instruments issued by entities in its Regional Member Countries (RMC) for the purpose of financing development projects and programs. Such investments are classified as available-for-sale.

The fair value of "Other debt securities" at June 30, 2010 and 2009 was as follows:

[UA thousands]	**2010**	2009
Investment in debt instruments issued in RMC	70,331	68,815

The nominal value of the securities outstanding as at June 30, 2010, was UA 88.50 million (2009: UA 78.33 million).

NOTE L – BORROWINGS

The revised capital adequacy framework approved by the Board of Directors on March 18, 2009 adopted the use of a single debt to usable capital ratio to monitor the Bank's leverage. The ratio caps the Bank's total outstanding debt at 100% of usable capital. Usable capital under the revised capital adequacy framework comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. Applying the revised framework, usable capital at June 30, 2010 was UA 13,965.34 million.

As at June 30, 2010 and 2009, senior and subordinated borrowings were as follows:

[UA millions]	**2010**	2009
Senior borrowing	(10,766.69)	7,100.92
Subordinated borrowing	(781.96)	963.60
Total	**(11,548.65)**	**8,064.52**

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs.

Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity. Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at June 30, 2010 was as follows:

i) Borrowings Carried at Fair Value

[UA millions]

Periods	Ordinary	Callable	Total
One year or less	1,142.14	252.16	1,394.30
More than one year but less than two years	1,412.98	3.14	1,416.12
More than two years but less than three years	3,274.08	-	3,274.08
More than three years but less than four years	1,914.76	-	1,914.76
More than four years but less than five years	791.23	-	791.23
More than five years	1,640.33	-	1,640.33
Total	**10,175.52**	**255.30**	**10,430.82**

ii) Borrowings Carried at Amortized Cost

[UA millions]

Periods	Ordinary	Callable	Total
One year or less	20.96	128.55	149.51
More than one year but less than two years	32.23	-	32.23
More than two years but less than three years	-	-	-
More than three years but less than four years	305.27	-	305.27
More than four years but less than five years	-	-	-
More than five years	634.22	-	634.22
Sub-total	**992.68**	**128.55**	**1,121.23**
Net unamortized premium and discount	(3.40)	-	(3.40)
Total	**989.28**	**128.55**	**1,117.83**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at June 30, 2009 was as follows:

i) Borrowings Carried at Fair Value

[UA millions]

Periods	Ordinary	Callable	Total
One year or less	1,706.99	216.45	1,923.44
More than one year but less than two years	884.39	8.78	893.17
More than two years but less than three years	691.15	1.93	693.08
More than three years but less than four years	657.33	-	657.33
More than four years but less than five years	1,502.28	-	1,502.28
More than five years	1,431.62	-	1,431.62
Total	**6,873.76**	**227.16**	**7,100.92**

ii) Borrowings Carried at Amortized Cost

[UA millions]

Periods	Ordinary	Callable	Total
One year or less	-	22.16	22.16
More than one year but less than two years	7.66	-	7.66
More than two years but less than three years	12.52	-	12.52
More than three years but less than four years	-	-	-
More than four years but less than five years	268.57	-	268.57
More than five years	656.37	-	656.37
Sub-total	**945.12**	**22.16**	**967.28**
Net unamortized premium and discount	(3.68)	-	(3.68)
Total	**941.44**	**22.16**	**963.60**

The fair value of borrowings carried at fair value through profit or loss at June 30, 2010 was UA 10,430.82 million (2009: UA 7,100.92 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at June 30, 2010 was UA 9,946.34 million (2009: UA 7,398.14 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note O, there was a net loss of UA 25.65 million on fair-valued borrowings and related derivatives for the period ended June 30, 2010 (2009: net gain of UA 157.30 million). This included a loss of UA 31.68 million which was attributable to changes in the Bank's credit risk during the period ended June 30, 2010 (2009: gain of UA 53.61 million). Fair value changes attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant period. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one year call date.

For borrowings designated at fair value through profit or loss at June 30, 2010, the cumulative unrealized fair value losses to date were UA 484.48 million (2009: losses of UA 165.39 million).

NOTE M – EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and cumulative exchange adjustments on subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and six General Capital Increases (GCI). The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

Prior to the sixth General Capital Increase (GCI-VI) and by its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries shall become effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. As at June 30, 2010, such formalities had not been completed by either country.

During the year ended December 31, 2009, the Board of Directors endorsed a proposal made by Canada and Republic of Korea offering to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of USD 2.6 billion and USD 306 million, respectively. This proposal was adopted by the Board of Governors on February 22, 2010. Accordingly, the authorized capital stock of the Bank would increase from UA 22,120 million to UA 23,947 million by the creation of additional 182,710 non-voting shares. In accordance with the Board of Governors' approval, this temporary capital increase shall become effective on January 1, 2010, or such later date when Canada and the Republic of Korea shall each have deposited with the Bank an Instrument of Subscription in relation to all the additional shares. As at June 30, 2010, only Canada had completed the necessary formalities.

The GCI-VI was approved by the Board of Governors of the Bank on May 27, 2010. GCI-VI increased the authorized capital stock of the Bank from UA 23,947 million to UA 67,687 million with the creation of 4,374,000 new shares. The new shares created are to be allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60% of the total capital stock of the Bank, and the non-regional group forty percent 40%. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6% paid-up shares and 94% callable shares.

The Bank's capital as at June 30, 2010 and 2009 was as follows:

(UA thousands)	2010	2009
Capital Authorized (in shares of UA 10 000 each)	67,687,460	21,870,000
Less: Unsubscribed	(44,239,194)	(61,285)
Subscribed Capital	23,448,266	21,808,715
Less: Callable Capital	(21,089,566)	(19,454,683)
Paid-up Capital	2,358,700	2,354,032
Shares to be issued upon payment of future installments	(5,050)	(1,759)
Add: Amounts paid in advance	107	108
	2,353,757	2,352,381
Less: Amounts in arrears	(1,363)	(2,625)
Capital at June 30	**2,352,394**	**2,349,756**

Included in the total unsubscribed shares of UA 44,239.19 million at June 30, 2010, was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non- regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at June 30, 2010 were as follows:

(Amounts in UA thousands)

	MEMBER STATES	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	ALGERIA	87,354	4.005	95,356	778,210	87,979	3.949
2	ANGOLA	25,405	1.165	28,837	225,212	26,030	1.168
3	BENIN	4,245	0.195	4,817	37,633	4,870	0.219
4	BOTSWANA	46,633	2.138	52,925	413,405	47,258	2.121
5	BURKINA FASO	9,307	0.427	10,920	82,155	9,932	0.446
6	BURUNDI	5,173	0.237	6,465	45,256	5,798	0.260
7	CAMEROON	22,628	1.038	25,216	200,371	22,690	1.018
8	CAPE VERDE	1,672	0.077	2,090	14,630	2,297	0.103
9	CENTRAL AFRICAN REPUBLIC	973	0.045	1,217	8,512	1,598	0.072
10	CHAD	1,641	0.075	2,052	14,360	2,266	0.102
11	COMOROS	484	0.022	566	4,250	1,078	0.048
12	CONGO	9,875	0.453	11,590	87,170	10,500	0.471
13	COTE D'IVOIRE	81,008	3.714	101,260	708,820	81,633	3.664
14	DEMOCRATIC REPUBLIC OF CC	22,740	1.043	28,426	198,975	23,365	1.049
15	DJIBOUTI	1,213	0.056	1,517	10,618	1,838	0.082
16	EGYPT	111,829	5.127	126,920	991,370	112,454	5.047
17	EQUATORIAL GUINEA	3,481	0.160	3,930	30,517	3,807	0.171
18	ERITREA	2,003	0.092	2,506	17,522	2,628	0.118
19	ETHIOPIA	34,778	1.595	39,470	308,310	35,403	1.589
20	GABON	26,140	1.199	32,684	228,728	26,765	1.201
21	GAMBIA	3,341	0.153	3,765	29,523	3,865	0.173
22	GHANA	49,674	2.278	54,992	441,751	50,299	2.258
23	GUINEA	8,868	0.407	10,658	78,031	9,494	0.426
24	GUINEA BISSAU	600	0.028	750	5,250	1,225	0.055
25	KENYA	31,707	1.454	35,990	281,080	32,332	1.451
26	LESOTHO	3,467	0.159	3,861	30,820	4,092	0.184
27	LIBERIA	4,230	0.194	5,287	37,017	4,855	0.218
28	LIBYA	83,935	3.848	93,244	746,118	84,561	3.795
29	MADAGASCAR	14,162	0.649	16,070	125,550	14,787	0.664
30	MALAWI	6,472	0.297	8,090	56,630	7,097	0.319
31	MALI	9,536	0.437	10,937	84,411	10,161	0.456
32	MAURITANIA	3,213	0.147	4,015	28,116	3,838	0.172
33	MAURITIUS	14,094	0.646	16,000	124,940	14,719	0.661
34	MOROCCO	72,268	3.314	82,020	640,660	72,893	3.272
35	MOZAMBIQUE	13,766	0.631	15,636	122,038	14,391	0.646
36	NAMIBIA	7,397	0.339	8,400	65,570	8,022	0.360
37	NIGER	5,526	0.253	6,908	48,353	6,151	0.276
38	NIGERIA	193,200	8.858	222,090	1,709,933	193,826	8.700
39	RWANDA	2,902	0.133	3,333	25,683	3,527	0.158
40	SAO TOME & PRINCIPE	1,489	0.068	1,864	13,024	2,114	0.095
41	SENEGAL	21,885	1.003	25,253	193,471	22,363	1.004
42	SEYCHELLES	1,224	0.056	1,501	10,739	1,849	0.083
43	SIERRA LEONE	5,298	0.243	6,623	46,361	5,923	0.266
44	SOMALIA	1,941	0.089	2,427	16,986	2,566	0.115
45	SOUTH AFRICA	99,973	4.584	85,431	914,310	100,598	4.515
46	SUDAN	8,830	0.405	11,036	77,257	9,455	0.424
47	SWAZILAND	7,251	0.332	8,230	64,280	7,876	0.353
48	TANZANIA	17,860	0.819	20,685	157,927	18,486	0.830
49	TOGO	3,451	0.158	4,314	30,201	4,077	0.183
50	TUNISIA	30,492	1.398	34,610	270,310	31,117	1.397
51	UGANDA	11,012	0.505	13,331	96,787	11,637	0.522
52	ZAMBIA	27,459	1.259	31,462	243,142	28,085	1.261
53	ZIMBABWE	45,028	2.065	54,094	396,188	45,653	2.049
Total Regionals		**1,310,133**	**60.070**	**1,481,673**	**11,618,477**	**1,342,123**	**60.239**

Slight differences may occur in totals due to rounding.

(Amounts in UA thousands)

	MEMBER STATES	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
Total Regionals		**1,310,133**	**60.070**	**1,481,673**	**11,618,477**	**1,342,123**	**60.239**
54	ARGENTINA	5,846	0.268	6,108	52,364	6,472	0.290
55	AUSTRIA	9,707	0.445	9,720	87,350	10,332	0.464
56	BELGIUM	13,957	0.640	13,980	125,600	14,583	0.655
57	BRAZIL	9,673	0.443	9,700	87,036	10,299	0.462
58	CANADA*	81,648	3.744	81,750	2,367,690	82,273	3.693
59	CHINA	24,300	1.114	24,330	218,670	24,925	1.119
60	DENMARK	25,168	1.154	25,200	226,480	25,793	1.158
61	FINLAND	10,627	0.487	10,640	95,630	11,252	0.505
62	FRANCE	81,648	3.744	81,750	734,730	82,273	3.693
63	GERMANY	89,631	4.110	89,740	806,570	90,256	4.051
64	INDIA	4,860	0.223	4,870	43,730	5,485	0.246
65	ITALY	52,644	2.414	52,710	473,730	53,269	2.391
66	JAPAN	119,400	5.475	119,550	1,074,450	120,025	5.387
67	KOREA	9,707	0.445	9,720	87,350	10,332	0.464
68	KUWAIT	9,707	0.445	9,720	87,350	10,332	0.464
69	NETHERLANDS	18,633	0.854	17,889	168,450	19,258	0.864
70	NORWAY	25,168	1.154	25,200	226,480	25,793	1.158
71	PORTUGAL	5,230	0.240	5,320	46,980	5,855	0.263
72	SAUDI ARABIA	4,212	0.193	4,220	37,900	4,837	0.217
73	SPAIN	23,034	1.056	21,870	208,470	23,659	1.062
74	SWEDEN	33,592	1.540	33,630	302,290	34,217	1.536
75	SWITZERLAND	31,882	1.462	31,920	286,900	32,507	1.459
76	UNITED KINGDOM	36,554	1.676	36,600	328,940	37,179	1.669
77	UNITED STATES OF AMERICA	144,053	6.605	144,585	1,295,949	144,678	6.494
Total Non Regionals		**870,881**	**39.930**	**870,721**	**9,471,089**	**885,884**	**39.761**
Grand Total		**2,181,014**	**100.000**	**2,352,394**	**21,089,566**	**2,228,007**	**100.000**

* Included in the callable capital of the government of Canada is an amount of UA 1,632.96 million, representing an allotment of 163, 296 non-voting callable shares.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

Reserves

Reserves consist of retained earnings and fair value gains on available-for-sale investments.

Retained Earnings

Retained earnings included the net income for the period, after taking into account transfers approved by the Board of Governors, and net expenses recognized directly in equity.

In May 2010, the Board of Governors of the Bank approved the transfer from the income earned for the year ended December 31, 2009, an amount of UA 27.75 million (2009: UA 23.98 million) to surplus account and UA 121.00 million (2009: UA 162.68 million) to certain entities for development purposes.

Transfers to entities for development purposes, including those made from the surplus account, for the period ended June 30, 2010 and 2009 were as follows:

(UA thousands)	**2010**	**2009**
African Development Fund (ADF)	50,000	25,000
Post Conflict Assistance - DRC	66,000	65,680
Middle Income Country Technical Assistance Fund	5,000	10,000
Fragile States facility	-	60,000
Fund for African Private Sector Assistance	-	2,000
Balance at June 30	**121,000**	**162,680**

NOTE N – INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from Loans

Income from loans for the period ended June 30, 2010 and 2009 was as follows:

(UA thousands)	**2010**	2009
Interest income on loans not impaired	126,019	143,851
Interest income on impaired loans	9,984	7,700
Commitment charges	3,065	1,224
Statutory commission	141	198
Total	**139,209**	**152,973**

Income from Investments and Related Derivatives

Income from investments for the period ended June 30, 2010 and 2009 was as follows:

[UA thousands]	**2010**	2009
Interest income	131,426	95,847
Realized and unrealized fair value (losses)/gains	(16,657)	12,566
Total	**114,769**	**108,413**

Total interest income on investment at amortized cost for the period ended June 30, 2010 was UA 68.25 million (2009: UA 58.09 million).

NOTE O – BORROWING EXPENSES

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the period ended June 30, 2010 and 2009 were as follows:

[UA thousands]	2010	2009
Charges to bond issuers	158,844	140,931
Amortization of issuance costs	(4,992)	713
Total	**153,852**	**141,644**

Total interest expense for financial liabilities not at fair value through profit or loss for the period ended June 30, 2010 was UA 36.43 million (2009: UA 34.10 million).

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the period ended June 30, 2010 and 2009 was as follows:

[UA thousands]	2010	2009
Interest on derivatives payable	(82,073)	(124,968)
Interest on derivatives receivable	148,071	145,598
Total	**65,998**	**20,630**

Unrealized (Loss)/Gain on Fair-Valued Borrowings and Related Derivatives

Unrealized (loss)/gain on fair-valued borrowings and related derivatives for the period ended June 30, 2010 and 2009 was as follows:

[UA thousands]	2010	2009
Fair-valued borrowings	(184,101)	259,823
Cross-currency swaps	75,933	(52,238)
Interest rate swaps	82,520	(50,288)
Total	**(25,648)**	**157,297**

Unrealized Loss on Derivatives on Non-Fair Valued Borrowings and Others

Unrealized net loss on derivatives on non-fair valued borrowings and others for the period ended June 30, 2010 and 2009 was as follows:

[UA thousands]	2010	2009
Interest rate swaps	(50,470)	(4,170)
Cross-currency swaps	16,287	(20,053)
Macro hedge swaps	3,324	217
Embedded derivatives	137	404
Total	**(30,722)**	**(23,602)**

NOTE P – ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses comprised the following:

[UA thousands]	**2010**	2009
Personnel expenses	78,154	75,590
Other general expenses	29,642	26,607
Total	**107,796**	**102,197**
Reimbursable by ADF	(76,119)	(75,239)
Reimbursable by NTF	(216)	(648)
Net	**31,461**	**26,310**

NOTE Q – EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. The past service cost associated with these changes amounted to UA 1.64 million and were recorded in 2004. Also, new members from the local field offices of the Bank joined the Plan in 2007 and the associated past service cost of UA 1.07 million were reported in the 2007 financial statements.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which has been immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the SRP's liabilities. At June 30, 2010, virtually all of the SRP's investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP's anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP's anticipated future liabilities.

Post-Employment Medical Benefit Plan
The Medical Benefit Plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank also contributes twice the total staff contribution towards the financing of the MBP. Contribution rates by staff members and retirees, which are based on marital status and number of eligible children, range between 0.70 percent to a maximum of 3.10 percent of salary or pension. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependants.

NOTE R – RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the "regional members" and "non-regional members", respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note M. The Board of Directors, which is composed of eighteen (18) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 12-member Board of Directors of which 6 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the offices, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the period.

The Bank's investment in the ADF is included in Equity Participations and disclosed in Note J. In addition to the amount reported as equity participation, the Bank periodically makes allocations to the Fund, to further its objectives.

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this connection, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF are disclosed in Note P.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies.

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note Q.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the period ended June 30, 2010, and 2009 was made up as follows:

(UA thousands)	**2010**	2009
Salaries	8,383	7,597
Termination and other benefits	1,928	1,929
Contribution to retirement and medical plan	1,881	1,666
Total	**12,192**	**11,192**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. At June 30, 2010 outstanding balances on loans and advances to management staff amounted to UA 3.84 million (2009: UA 3.11 million). No expense was recognized during the period in respect of impairment on debts due from related parties.

NOTE S – SUPPLEMENTARY DISCLOSURES

NOTE S–1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at June 30, 2010 and 2009 were as follows:

		2010	2009
1 UA = SDR =	Algerian Dinar	111.220	108.864000
	Angolan Kwanza	136.496	120.448000
	Botswana Pula	10.4516	10.495100
	Brazilian Real	2.67207	3.023580
	Canadian Dollar	1.56852	1.795730
	Chinese Yuan	10.0430	10.604700
	CFA Franc	790.559	720.385000
	Danish kroner	8.97722	8.178550
	Egyptian Pound	8.33711	8.695980
	Ethiopian Birr	20.2127	16.218300
	Euro	1.20520	1.098220
	Gambian Dalasi	42.1930	41.227200
	Ghanaian Cedi *	2.14126	2.267890
	Guinean Franc	8,823.76	7,644.730000
	Indian Rupee	68.9166	74.305200
	Japanese Yen	131.030	148.936000
	Kenyan Shilling	117.408	120.249000
	Korean Won	1,789.91	1,995.100000
	Kuwaiti Dinar	0.4302110	0.445567
	Libyan Dinar	1.93240	1.932370
	Mauritian Rupee	47.143600	49.902900
	Moroccan Dirham	13.1690	12.383600
	Nigerian Naira	221.544	229.370000
	Norwegian Krone	9.60836	9.903830
	Pound Sterling	0.984291	0.937339
	Sao Tomé Dobra	28,351.9	24,863.600000
	Saudi Arabian Riyal	5.54585	5.820860
	South African Rand	11.2988	11.928900
	Swedish Krona	11.4947	11.932700
	Swiss Franc	1.59898	1.676870
	Tunisian Dinar	2.21813	2.088940
	Ugandan Shilling	3,208.49	3,220.260000
	United States Dollar	1.47890	1.552230

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.